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                              April 20, 2021

       Melanie Vinson
       Chief Legal Officer
       Confluent, Inc.
       899 W. Evelyn Avenue
       Mountain View, California 94041

                                                        Re: Confluent, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 23,
2021
                                                            CIK No. 0001699838

       Dear Ms. Vinson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed March 23, 2021

       Risk Factors
       Risks Related to Our Business and Operations, page 34

   1. You disclose that you sell to U.S. federal, state, and local, as well as foreign and governmental agency
customers. To the extent material, disclose the portion of your revenue generated by
sales to government entities.
       Risks Related to Ownership of Our Class A Common Stock, page 58

   2. Please add disclosure that addresses the risk that the dual class structure may render your shares ineligible for
inclusion in certain stock market indices, which could adversely affect share price and
liquidity.
 Melanie Vinson
Confluent, Inc.
April 20, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
77

3. You disclose that the dollar-based net retention rate decreased from 177% in 2018 to
         134% in 2019 to 125% in 2020. Please discuss the factors that led to the decrease in dollar-based net retention rate over the three year period. Also discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues.
Key Factors Affecting Our Performance
Contribution Margin Analysis, page 82

4.       We note your contribution margin analysis presentation. Please label
            Contribution Margin    as a non-GAAP measure and present the
disclosures and
         reconciliation required by Item 10(e)(1)(i) of Regulation S-K. Please revise to clarify that this measure is prepared on a basis different from GAAP and address in principle how your calculations differ from GAAP. Explain how you use this measure to manage your business.
Results of Operations
Research and Development, page 89

5. Please explain why you have included a portion of the stock-based compensation costs related to the tender offer and secondary sale of your common and convertible founder stock as research and development expenses.
Liquidity and Capital Resources, page 94

6. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to understand your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your days sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Item
         303(a)(1) of Regulation S-K and Section IV.B of SEC Release No.
33-8350.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 100

7. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent
FirstName LastNameMelanie Vinson
       there were any significant fluctuations in the fair values from period-to-period, please
Comapany   NameConfluent,
       describe               Inc. that contributed to these fluctuations,
including any intervening
                for us the factors
       events
April 20, 2021within
               Page 2the company or changes in your valuation assumptions or methodology.
FirstName LastName
 Melanie Vinson
FirstName
Confluent, LastNameMelanie   Vinson
            Inc.
Comapany
April       NameConfluent, Inc.
       20, 2021
April 320, 2021 Page 3
Page
FirstName LastName
Business, page 117

8. You disclose that your customers included 124 of the Fortune 500. Please provide context regarding the significance of these customers by disclosing, for example, whether they were among the 513 customers in 2020 that generated $100,000 or greater in ARR or among the 56 customers in 2020 that generated $1.0 million or greater in ARR.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Accounts Receivable and Allowance for Doubtful Accounts, page F-10

9. Please explain the payment terms typically stipulated in your contractual arrangements with customers and discuss the typical payment history. Discuss the underlying reasons for any significant instances of slow payment and receivables that remain outstanding for lengthy periods. Please provide us with an aging of your accounts receivable as of
         December 31, 2020, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 60 days, over 90 days, over six months and over one year. For each category, show the amount that has been subsequently collected.
Deferred Contract Acquisition Costs, page F-10

10. Please help us understand whether you pay commissions to your reseller and online marketplaces, and if so explain whether these commissions are capitalized as deferred contract acquisition costs.
11. Please clarify the nature of the related costs other than sales commissions that are earned
         by the Company   s sales force. Explain how you determined that these
other costs are
         considered incremental and recoverable costs of obtaining a contract with a customer. We refer you to ASC 340-40-25-1 through 25-3.
Revenue Recognition, page F-13

12. Please clarify your disclosures that indicate subscription contracts are generally non-
         cancelable and non-refundable. Describe any circumstances in which subscription contracts are cancelable and refundable.
13. We note that you generate a portion of your subscriptions and services sales indirectly through resellers and online marketplaces. Please revise to disclose the significant judgements made in evaluating when the customer obtains control in these particular arrangements. We refer you to ASC 606-10-25-27 and 25-30 and ASC 606-10-50-17.
14. You state that you recognize a portion of your revenue from sales of the Confluent
         Platform at a point in time, upon delivery and transfer of control of the underlying license to the customer, with post-contract customer support, maintenance, and upgrades, referred
 Melanie Vinson
FirstName
Confluent, LastNameMelanie   Vinson
            Inc.
Comapany
April       NameConfluent, Inc.
       20, 2021
April 420, 2021 Page 4
Page
FirstName LastName
         to together as PCS, which comprises the substantial majority of the revenue, recognized ratably over the subscription term. Explain how you determined that the license has significant standalone functionality and is therefore deemed a distinct performance obligation. Describe why the PCS comprises the substantial majority of the revenue. We refer you to ASC 606-10-25-19 through 21 and ASC-10-55-62.
15. You state that the majority of your revenue from Confluent Cloud in 2020 was based on usage-based minimum commitments and is recognized in the period that the usage occurs based on the amount that you expect to be entitled to under the terms of the subscription. Please help us better understand the minimum commitments, and your pricing model and fee structure associated with your usage-based minimum commitments offerings. For instance, explain whether your fee structure includes both fixed and variable pricing depending upon the amount of usage.
16. You state on page 26 that as certain of your customers or potential customers experience downturns or uncertainty in their own business operations and revenue resulting from the spread of COVID-19, they have and may continue to decrease or delay their technology spending, request pricing concessions or payment extensions, or seek renegotiations of their contracts, any of which have resulted in and may continue to result in delayed or decreased revenue for you. Please explain how you account for these pricing concessions, payment extensions and contract renegotiations.
Note 10. Revenue, page F-26

17. Please tell us your consideration of disaggregating your revenue by the timing of the goods or services (for example, revenue from goods or services transferred to a customer at a point in time and revenue transferred to a customer over time) and sales channel (for example, sales of your subscriptions and services directly through your sales teams and self-service channel and indirectly through resellers and online marketplaces). We refer you to ASC 606-10-55-91.
11. Stock Option Plans
Tender Offer and Secondary Sales, page F-30

18. We note that in connection with a tender offer and secondary sales of your common stock and convertible founder stock, stock-based compensation expense for the year ended
         December 31, 2020 included $111.9 million of expense related to the amount paid in excess over the estimated fair value of your common stock as of the date of the transactions. We further note that each share of convertible founder stock is convertible into redeemable convertible preferred stock if purchased by an investor in conjunction with a round of preferred stock financing or if otherwise transferred or sold, each share of convertible founder stock is convertible into Class B common stock, except in the case of certain permitted transfers. Please help us better understand why you recorded stock-
         based compensation expense in each of these transactions in excess of the estimated fair value of your common stock. Clarify whether you recorded stock-based compensation
 Melanie Vinson
Confluent, Inc.
April 20, 2021
Page 5
      expense in connection with the sales of the common stock since it would seem that only the shares of convertible founder stock that were converted into shares of Series E redeemable convertible preferred stock would have preferential rights, which would seem to have a fair value in excess of the estimated fair value of your common stock. Explain whether the exchange of common stock in these transactions was an exchange of similar securities. Cite the specific guidance in ASC 718 that you relied upon in making this determination.
General

19. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMelanie Vinson
                                                            Division of
Corporation Finance
Comapany NameConfluent, Inc.
                                                            Office of
Technology
April 20, 2021 Page 5
cc:       Jon Avina
FirstName LastName